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                                                                    EXHIBIT 12-A

                   FORD MOTOR CREDIT COMPANY AND SUBSIDIARIES

               CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
                          (DOLLAR AMOUNT IN MILLIONS)

                                                            FOR THE YEARS ENDED DECEMBER 31
                                                --------------------------------------------------------
                                                  1995        1994        1993        1992        1991
                                                --------    --------    --------    --------    --------
FIXED CHARGES
Interest expense.............................   $4,946.7    $3,557.8    $2,943.5    $3,108.3    $3,840.6
Rents........................................       15.7        14.1        11.0        10.8         8.9
                                                --------    --------    --------    --------    --------
     Total fixed charges.....................    4,962.4     3,571.9     2,954.5     3,119.1     3,849.5
EARNINGS
Income before income taxes and cumulative
  effects of changes in accounting
  principles.................................    1,945.3     1,999.1     1,875.0     1,323.2     1,075.1
Less equity income from affiliated
  companies..................................      255.4       232.5       198.3       155.2       191.0
Less minority interest in net income of
  subsidiaries...............................       14.2        10.7         7.9         6.1         2.3
                                                --------    --------    --------    --------    --------
Earnings before fixed charges................   $6,638.1    $5,327.8    $4,623.3    $4,281.0    $4,731.3
Ratio of earnings to fixed charges...........        1.3         1.5         1.6         1.4         1.2
                                                ========    ========    ========    ========    ========

For purposes of the Ford Credit ratio, earnings consist of income before taxes and cumulative effects of changes in accounting principles and fixed charges. Income before income taxes and cumulative effects of changes in accounting principles of Ford Credit includes the equity in net income of all unconsolidated affiliates and minority interest in net income of subsidiaries. Fixed charges consist of interest on borrowed funds, amortization of debt discount, premium, and insurance expense, and one-third of all rental expense (the proportion deemed representative of the interest factor.)